GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road, Greenwood Village CO 80111

April 8, 2019

VIA EDGAR and E-Mail

Sally Samuel, Esquire

Division of Investment Management

Disclosure Review Office No. 3

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company

Variable Annuity-1 Series Account

Schwab Advisor Choice Variable Annuity and Schwab OneSource Choice Variable Annuity

(collectively the “Contracts”)

Post-Effective Amendment No. 10 (333-194099) and Amendment No. 79 (811-07549)

Post-Effective Amendment No. 9 (333-194043) and Amendment No. 78 (811-07549)

to the Registration Statements on Form N-4 (collectively the “Amendments”)

Dear Ms. Samuel:

Thank you for your review of the above-referenced filings. We are providing responses to the telephonic comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received on April 3, 2019, in connection with the above-referenced Amendments filed on February 11, 2019. For your convenience each of those comments is set forth below, followed by our response to the comment. The changes are the same for both Contracts referenced above. In addition, attached to this letter are selected pages from the Prospectus marked to reflect the changes.

Comment No. 1:

For each new feature, make it clear when it must be elected and if it can be changed at a later time.

Response: Comment complied with by revising certain terms in the Definition section to clarify when the ownership types or other new feature may be selected and if they can later be changed (and by reiterating same information in applicable sections of the Prospectus (see pages 2,4,5,6, 34, 37 and 38).

Comment No. 2:

Simplify the definition of “Beneficiary” by removing descriptions of the relevant ownership types and including that disclosure in the corresponding sections of the Prospectus.

Response: Comment complied with by simplifying the definition of “Beneficiary” by moving descriptions under the relevant ownership type definitions and also including them in the corresponding section of the Prospectus (see pages 2,5,6, and 38).

Comment No. 3:

Disclose which features are available to existing Contract Owners who purchased their Contract prior to May 1, 2019.

Response:    Comment complied with by:

(1)

disclosing that if the Owner acquired the Contract prior to May 1, 2019, certain features described in the Prospectus may not be available under his or her existing Contract and by providing our toll-free number to call for more information (see page v); and

(2) by providing disclosure regarding availability of each feature for existing Owners and the ability to exchange their existing Contract for one issued after May 1, 2019, in each section of the Prospectus detailing that feature (see pages 35,38).

Comment No. 4:

Move all historical Rate Sheet Supplement information to an Appendix to the Prospectus and remove prior Rate Sheet Supplement information (and references to it) from the body of the Prospectus.

Response:    Comment complied with by moving all historical Rate Sheet Supplement information to an Appendix to the Prospectus and removing last year’s Rate Sheet Supplement information (and any references to it) from the body of the Prospectus (see pages 3,4,5,6,11,43,49, and 56).

Comment No. 5:

With regard to the statement in the Fee Table regarding not independently verifying expenses of the Portfolios, revise the statement to refer only to unaffiliated Portfolios.

Response: Comment complied with by clarifying that for underlying portfolios other than any affiliated funds, expenses have been not been independently verified (see page 8).

Comment No. 6:

Ensure that highest combination of fees ever offered for the Contract are shown first in the Examples, followed by the current highest combination.

Response: Comment complied with by confirming and also disclosing that since the product inception, the maximum fees have not changed for purposes of the expense examples (see page 9).

Comment No. 7:

In the section entitled “Addition, Deletion, or Substitution of Sub-Accounts,” remove the disclosure concerning reallocations of amounts in the Sub-Account when a Portfolio is closed.

Response:    Comment complied with by revising the “Addition, Deletion, or Substitution of Sub-Accounts” section by removing inapplicable disclosure concerning reallocations (see page 22).

We appreciate your review of our responses to your comments received on April 3, 2019. Upon the staff’s acknowledgment that these revisions are acceptable, we intend to incorporate these revisions in post-effective amendments filed pursuant to Rule 485(b) under the Securities Act of 1933 for effectiveness on May 1, 2019.

*        *         *

Thank you for your time and attention to these filings. Please direct any further questions or comments to me at (303) 737-2660, or contact me via email at kirsty.lieberman@greatwest.com.

Sincerely yours,

/s/ Kirsty Lieberman

Kirsty Lieberman, Sr. Counsel

Great-West Life & Annuity Insurance Company

Attachments

cc:	Keith Gregory, Esq.

Division of Investment Management

Disclosure Review Office No. 3

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